FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of June 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Announces a Major Award
for its Unite Cable-free Acquisition System in Mexico
PARIS, France — June 24th 2009
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that its subsidiary Sercel has been awarded a contract by Compania Mexicana de Exploraciones S.A de C.V. (Comesa) for the purchase of a Unite cable-free acquisition system that will be used to carry out multiple seismic projects for Pemex in southern Mexico.
As a result of multiple successful field tests carried out in 2008, Comesa plans to deploy the majority of the 8,000 channel spread in autonomous mode with data being stored in non-volatile memory in the field units. In addition data from a substantial number of units will be acquired via the Unite system’s highly advanced proprietary WLAN technology to allow real-time signal analysis. The Unite system allows greater flexibility in difficult terrain, sensitive environments or urban zones thanks to the reduction of system weight and no requirement for cable deployment.
Starting in 2002, Comesa has been upgrading its land acquisition crews with Sercel 408UL and 428XL equipment, and plans to further standardize its equipment with state of the art Sercel recording systems.
Sercel added the Unite cable-free system to its portfolio of industry leading seismic acquisition products in order to address the growing demands of the geophysical industry for large channel counts in difficult environments and total flexibility in layout and telemetry modes.

About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 25th, 2009

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit